


JUN 27 2003

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 4)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Minolta Kabushiki Kaisha
(Name of Subject Company)

Minolta Co., Ltd.
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Konica Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Toshihiro Kataoka
Minolta Co., Ltd.
3-13, 2-Chome, Azuchi-Machi,
Chuo-ku, Osaka 541-8566, Japan
Telephone: (81) 6-6271-2621
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Masato Miyazaki
General Manager, Legal Department
Konica Corporation
26-2, 1-chome, Nishi-shinjuku
Shinjuku-ku, Tokyo 163-0512 Japan
(81) 3-3349-5244

Ellen J. Odoner, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310 8000

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends

Included in each document furnished as exhibits to this Form.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents are furnished as exhibits to this Form:

Exhibit No.	Description
II(1)-1*	English translation of press release, dated January 7, 2003, issued by Konica Corporation and Minolta Co., Ltd. concerning the proposed integration of management between Konica Corporation and Minolta Co., Ltd. by means of a share exchange, together with "Notice to U.S. Investors".
II(1)-2**	English translation of press release, dated January 16, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the share exchange ratio for the proposed share exchange.
II(1)-3***	English translation of press release, dated May 15, 2003, issued by Konica Corporation and Minolta Co., Ltd. announcing the conclusion of the share exchange agreement between Konica Corporation and Minolta Co., Ltd.
II(1)-4****	English translation of portions of the Notice of General Meeting of Shareholders and Reference Materials of Minolta Co., Ltd. relating to proposed share exchange.
II(1)-5	English translation of portions of the Notice of Resolutions adopted at the 97th Ordinary General Meeting of Shareholders of Minolta Co., Ltd. relating to proposed share exchange.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Konica Corporation previously filed with the Commission a written irrevocable consent and power of attorney on Form F-X on January 10, 2003.

---

* Previously furnished to the Commission as part of Form CB submitted on January 10, 2003.

** Previously furnished to the Commission as part of Amendment No. 1 to Form CB submitted on January 16, 2003.

*** Previously furnished to the Commission as part of Amendment No. 2 to Form CB submitted on May 15, 2003.

**** Previously furnished to the Commission as part of Amendment No. 3 to Form CB submitted on June 10, 2003.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Tsuyoshi Miyachi,
Executive Officer,
Corporate Strategy Division
Konica Corporation

(Name and Title)

June 27, 2003

(Date)

Exhibit II(1)-5

English Translation of Portions of the Notice of Resolutions adopted at the 97th Ordinary General Meeting of Shareholders of Minolta Co., Ltd.

This document has been translated from the Japanese language original of the Notice of Resolutions adopted at the 97th Ordinary General Meeting of Shareholders of Minolta Co., Ltd. relating to the proposed stock-for-stock exchange transaction described herein for information purposes only, and contains a translation of only those portions of the Notice of Resolutions adopted at the 97th Ordinary General Meeting of Shareholders which relate to the proposed stock-for-stock exchange transaction.

In the event of any discrepancy between this document and the Japanese language original, the Japanese language original shall prevail for all purposes.

Notice to U.S. Investors

This document includes forward-looking statements that reflect the plans and expectations of Konica Corporation and Minolta Co., Ltd., in relation to the proposed stock-for-stock exchange and integration of management and the benefits resulting from them. To the extent that statements in this document do not relate to historical or current facts, they constitute forward-looking statements. The forward-looking statements are based on the current assumptions and beliefs of Konica Corporation and Minolta Co., Ltd. in light of the information available to them, and involve known and unknown risks and uncertainties. Potential risks and uncertainties include, but are not limited to, the ability of Konica Corporation and Minolta Co., Ltd. to integrate their operations effectively, as well as the factors identified under "Forward-Looking Statements" of the Annual Report 2002 of Konica Corporation and "Disclaimer Regarding Forward-Looking Statements" of the Annual Report 2002 of Minolta Co., Ltd. Such risks, uncertainties and other factors may cause the actual results, performance or financial position of the new corporate group referred to in this document to differ materially from those expressed or implied in the forward-looking statements. Konica Corporation and Minolta Co., Ltd. undertake no obligation to update publicly any forward-looking statements after the date of this document.

This document relates to a proposed stock-for-stock exchange which involves the securities of two Japanese companies, Konica Corporation and Minolta Co., Ltd. The stock-for-stock exchange is subject to Japanese disclosure requirements that are different from those of the United States. Financial information included in this document has been prepared in accordance with Japanese accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since Konica Corporation and Minolta Co., Ltd. are located in Japan, and some or all of their officers and directors are residents of Japan. You may not be able to sue the companies or their officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel the companies and their affiliates to subject themselves to a U.S. court's judgment.

You should be aware that Konica Corporation and Minolta Co., Ltd. may purchase securities otherwise than under the stock-for-stock exchange, such as in open market or privately negotiated purchases.

Notice of Resolutions adopted at the 97th Ordinary General Meeting of Shareholders

June 27, 2003

To Our Shareholders:

We are pleased to inform you that at the 97th Ordinary General Meeting of Shareholders of Minolta Co., Ltd. (the "Company") held today, a report was given, and resolutions passed, as follows.

<u>Matters to be resolved:</u>

Proposal No. 2 Approval of Stock-for-Stock Exchange Agreement Between the Company and Konica Corporation (Konica)

The Proposal was approved as originally proposed.

It was resolved that Konica and the Company will effect a stock-for-stock exchange on August 5, 2003, under which Konica will become an absolute parent company and Minolta will become a wholly owned subsidiary, and that Konica will allot and deliver Konica's shares to the Company's shareholders at the rate of 0.621 of a share of Konica's common stock to 1 share of Minolta's common stock.

After the stock-for-stock exchange, Konica will become an integrated holding company of both companies and its trade name will be "Konica Minolta Holdings, Inc."

Sincerely yours,

Minolta Co., Ltd.

3-13, 2-chome, Azuchi-machi, Chuo-ku, Osaka

By: Yoshikatsu Ota, Director and President